UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42254

Rezolve AI plc

(Translation of registrant’s name into English)

21 Sackville Street

London, W1S 3DN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Settlement Agreement and Promissory Note

On December 19, 2025, Rezolve AI plc, a company registered under the laws of England and Wales (the “Company”) entered into a Confidential Settlement Agreement and Conditional Mutual Release dated December 19, 2025 (the “Agreement”) with YA II PN, Ltd. (“YA”) and Yorkville Advisors Global, LP (together the “Yorkville Parties”); Dan Wagner (“Wagner” and together with the Company, the “Rezolve Parties”); JBAAM Special Opportunities Fund – II LLC (“JBA”); and Andrew Weksler (“Weksler,” and collectively with JBA, the Rezolve Parties, and the Yorkville Parties, the “Parties”), pursuant to which the Company will pay to YA (i) a commitment fee of $1,900,040 upon execution of the Agreement (the “Commitment Fee”) and (ii) settlement payments in an aggregate amount of up to $15,000,000 as follows: (a) $5,000,000 upon execution of the Agreement (the “First Settlement Payment”); (b) $1,000,000 on each of January 31, 2026, February 28, 2026, March 31, 2026, and April 30, 2026 (collectively, the “Subsequent Settlement Payments”); and (c) $6,000,000 on May 31, 2026 (the “Final Settlement Payment”), in order to settle the Parties’ litigation in New York arising out of prior financing arrangements the Parties had entered into (the “Financing Arrangements”). The Final Settlement Payment may be reduced to $1,000,000, provided that the Commitment Fee, the First Settlement Payment, and each of the Subsequent Settlement Payments are timely and indefeasibly paid.

In connection with entering into the Agreement, the Parties will exchange mutual releases and discharge each other of any obligations arising under the Financing Arrangements, which shall become effective upon payment of the Commitment Fee and the First Settlement Payment and delivery of the executed Promissory Note by the Company to YA. Upon effectiveness of the Parties’ releases, the pending New York litigation will be discontinued with prejudice, and any prior documents entered into in connection with the Financing Arrangements will terminate, except as expressly preserved in the Agreement.

The Agreement includes customary confidentiality and assignment provisions and explicitly states that nothing in the Agreement shall be construed as an admission of liability by any of the Parties.

Upon execution of the Agreement and in consideration of the terms and conditions of the Agreement, the Company will also execute a promissory note in favor of YA in an aggregate amount of $10,000,000 (the “Promissory Note”), comprised of the Subsequent Settlement Payments and the Final Settlement Payment. Once the Company has timely and indefeasibly made the Subsequent Settlement Payments and the Final Settlement Payment to YA, the Promissory Note shall be retired.

Amendment to Long Term Incentive Plan

On December 12, 2025, the Company’s Board of Directors (the “Board”) approved an amendment (the “Plan Amendment”) to the Company’s existing Long Term Incentive Plan, including Annex 1 thereto (the “LTIP”), which was approved by the Company’s Remuneration Committee on December 18, 2025. The Plan Amendment (i) permits the Company to grant awards under the LTIP by unilateral deed of grant with participants being sent an award certificate, thereby enabling awards to be granted to participants without requiring their counter-signature and streamlining the grant process; (ii) amends the evergreen pool in Section 2.2 of the LTIP, to permit the Board, once per calendar year and at any time on or after January 1, 2025, to reserve an additional pool of up to 5% of the Company’s fully diluted issued and outstanding Equity Securities (as defined in the LTIP), as of a Board‑selected calculation date in the relevant calendar year; and (iii) clarifies that individuals employed or engaged directly or indirectly to provide services to the Company could be eligible to participate in Annex 1 of the LTIP.

General Meeting of Shareholders

The Company will hold a General Meeting of Shareholders (the “Meeting”) on January 13, 2026, at 2:30 p.m. (U.K. time), at the Company’s principal executive offices located at 21 Sackville Street, London W1S 3DN. In connection with the Meeting, the Company hereby furnishes the following document: a proxy card (the “Proxy Card”) whereby holders of ordinary shares of the Company may vote at the Meeting without attending in person. The Notice of General Meeting is furnished as Exhibit 99.1, and the Proxy Card is furnished as Exhibit 99.2, to this Report on Form 6-K and is incorporated herein by reference.

The information under the captions “Settlement Agreement and Promissory Note” and “Amendment to Long Term Incentive Plan” included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File Nos. 333-290523, File No. 333-290639, File No. 333-291842 and File No. 333-292302) and Form S-8 (File No. 333-284174 and File No. 333-292308) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Notice of General Meeting
99.2	Proxy Card.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 19, 2025

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman